Exhibit 99.5

NOTICE OF RELIANCE
SECTION 13.4 OF NATIONAL INSTRUMENT 51-102
CONTINUOUS DISCLOSURE OBLIGATIONS

To:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Financial and Consumer Services Commission, New Brunswick
Office of the Superintendent of Securities, Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Autorité des marchés financiers
Financial and Consumer Affairs Authority of Saskatchewan
Toronto Stock Exchange

Notice is hereby given that Bell Canada relies on the continuous disclosure documents filed by BCE Inc. pursuant to the exemption from the requirements of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) provided in Section 13.4 of NI 51-102.

The continuous disclosure documents of BCE Inc. can be found for viewing in electronic format at www.sedar.com.

Attached to this notice and forming part thereof is the consolidating summary financial information for BCE Inc. as required by Section 13.4 of NI 51-102.

Dated: November 3, 2016

BELL CANADA
By:	(signed) Thierry Chaumont
Name:	Thierry Chaumont
Title:	Senior Vice-President and Controller

BELL CANADA

UNAUDITED SELECTED SUMMARY FINANCIAL INFORMATION(1)
For the periods ended September 30, 2016 and 2015
(in millions of Canadian dollars)

BCE Inc. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary Bell Canada under the public debt issued by Bell Canada. Accordingly, the following summary financial information is provided by Bell Canada in compliance with the requirements of section 13.4 of National Instrument 51-102 (Continuous Disclosure Obligations) providing for an exemption for certain credit support issuers. The tables below contain selected summary financial information for (i) BCE Inc. (as credit supporter), (ii) Bell Canada (as credit support issuer) on a consolidated basis, (iii) BCE Inc.’s subsidiaries, other than Bell Canada, on a combined basis, (iv) consolidating adjustments, and (v) BCE Inc. and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information for BCE Inc. and Bell Canada and all other subsidiaries is intended to provide investors with meaningful and comparable financial information about BCE Inc. and its subsidiaries. This summary financial information should be read in conjunction with BCE Inc.’s audited consolidated financial statements for the year ended December 31, 2015 and the unaudited consolidated interim financial report for the nine months ended September 30, 2016.

For the periods ended September 30:

	BCE INC. (“CREDIT SUPPORTER”)(2)				BELL CANADA CONSOLIDATED (“CREDIT SUPPORT ISSUER”)				SUBSIDIARIES OF BCE INC. OTHER THAN BELL CANADA(3)				CONSOLIDATING ADJUSTMENTS(4)				BCE INC. CONSOLIDATED
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	Three	Three	Nine	Nine	Three	Three	Nine	Nine	Three	Three	Nine	Nine	Three	Three	Nine	Nine	Three	Three	Nine	Nine
	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months
Operating revenues	–	–	–	–	5,408	5,346	16,019	15,913	–	–	–	–	(1)	(1)	(2)	(2)	5,407	5,345	16,017	15,911
Net earnings from continuing operations attributable to owners	784	777	2,341	2,145	823	783	2,385	2,134	–	–	–	–	(823)	(783)	(2,385)	(2,134)	784	777	2,341	2,145
Net earnings attributable to owners	784	777	2,341	2,145	823	783	2,385	2,134	–	–	–	–	(823)	(783)	(2,385)	(2,134)	784	777	2,341	2,145

As at September 30, 2016 and December 31, 2015 respectively:

	BCE INC. (“CREDIT SUPPORTER”)(2)		BELL CANADA CONSOLIDATED (“CREDIT SUPPORT ISSUER”)		SUBSIDIARIES OF BCE INC. OTHER THAN BELL CANADA(3)		CONSOLIDATING ADJUSTMENTS(4)		BCE INC. CONSOLIDATED
	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Total Current Assets	770	597	5,812	4,954	53	53	(975)	(796)	5,660	4,808
Total Non-current Assets	16,899	17,578	37,050	36,043	21	21	(9,881)	(10,457)	44,089	43,185
Total Current Liabilities	923	867	9,964	9,920	–	–	(973)	(795)	9,914	9,992
Total Non-current Liabilities	307	285	22,137	19,743	–	–	637	644	23,081	20,672

(1)	The summary financial information is prepared in accordance with International Financial Reporting Standards and is in accordance with generally accepted accounting principles issued by the Canadian Accounting Standards Board for publicly-accountable enterprises.
(2)	This column accounts for investments in all subsidiaries of BCE Inc. under the equity method.
(3)	This column accounts for investments in all subsidiaries of BCE Inc. (other than Bell Canada) on a consolidated basis.
(4)	This column includes the necessary amounts to eliminate the intercompany balances between BCE Inc., Bell Canada and other subsidiaries and other adjustments to arrive at the information for BCE Inc. on a consolidated basis.